UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 21, 2022

(Date of Report (Date of earliest event reported))

Aptera Motors Corp.

(Exact name of registrant as specified in its charter)

Delaware	83-4079594
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5818 El Camino Real, Carlsbad, CA	92008
(Address of principal executive offices)	(ZIP Code)

858-371-3151

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective October 21, 2022, Jannies Burlingame notified Aptera Motors Corp. (the “Company”) of her resignation as CFO of the Company. Mrs. Burlingame’s resignation was not the result of any dispute or disagreement with the Company or the Company’s Board of Directors on any matter relating to the operations, policies, or practices of the Company. She is transitioning to an advisor role for the Company. Mrs. Burlingame also acted as our principal accounting officer.

Chris Anthony, the Company’s Co-Chief Executive Officer, will serve as the Company’s Interim Chief Financial Officer and act as the Company’s principal accounting officer until a suitable candidate is found. Mr. Anthony remains the Chief Executive Officer of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

By:	/s/ Chris Anthony
Name:	Chris Anthony
Title:	Co-Chief Executive Officer

Date: October 27, 2022